UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2009

Votorantim Celulose e Papel S.A.

Votorantim Pulp and Paper Inc.

(Translation of Registrant’s name into English)

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐    No  ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐    No  ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

VOTORANTIM CELULOSE E PAPEL S.A. Public Company CNPJ No. 60.643.228/0001-21 NIRE: 35.300.022.807	ARACRUZ CELULOSE S.A. Public Company CNPJ No. 42.157.511/0001-61 NIRE: 32.300.025.897

NOTICE TO SHAREHOLDERS

The officers of VOTORANTIM CELULOSE E PAPEL S.A. (“VCP”) and ARACRUZ CELULOSE S.A. (“ARACRUZ”) hereby, inform the market, in accordance with the applicable law, that:

1. The term for the holders of common shares and class “A” preferred shares of ARACRUZ to exercise their appraisal rights arising under the stock swap merger of ARACRUZ with VCP, which merger was the object of resolutions approved at Extraordinary General Shareholders’ Meetings held on August 24, 2009, has ended on November 12, 2009.

2. VCP and ARACRUZ ratify the resolutions taken at that opportunity, waiving the right conferred by article 137, §3, of Law No. 6.404/76.

3. Appraisal rights were exercised by one (1) shareholder of ARACRUZ, holding three hundred (300) ARACRUZ common shares. Considering the appraisal rights reimbursement amount of R$0,9177 per ARACRUZ share, regardless of type or class, corresponding to the book value per ARACRUZ share ascertained on December 31, 2008, the value owed to that dissenting shareholder totals two hundred and seventy-five reais and thirty-one cents (R$ 275,31).

4. The referred appraisal rights reimbursement amount owed shall be paid out of the Capital Reserve account, allocating the shares reimbursed thereby to ARACRUZ’s treasury, to be subsequently cancelled. The referred appraisal rights reimbursement amount shall be paid to the dissenting shareholder on November 19, 2009.

5. As a result of the stock swap merger of ARACRUZ with VCP, the last day in which the ARACRUZ shares will be traded on the BM&FBOVESPA will be November 17, 2009. In the event that, due to the stock swap merger, any shareholder remains with a fraction of a VCP share, such shareholder shall receive in exchange for such fractional VCP share, one (1) whole VCP share as a grant from Votorantim Industrial S.A.

6. The custody positions of ARACRUZ class “B” preferred shares which, on November 17, 2009, were underlying ARACRUZ American Deposit Receipts (“ADRs”), shall migrate to custody positions of VCP common shares, to underlie VCP ADRs. As a result, to implement the issuance of the new VCP ADRs, November 17, 2009 shall be the last day in which the ARACRUZ ADRs will be traded on the New York Stock Exchange (“NYSE”). Starting on that date, there will be no further issuances or cancelations of ARACRUZ ADRs.

7. The fractional entitlements that may result in relation to the new VCP ADRs, arising from the migration of the ARACRUZ class “B” preferred shares positions to VCP common shares, shall be grouped and sold, with the financial product of such sale to be credited to the holders of ARACRUZ ADRs, in proportion to the amount of fractional entitlements held by them. The ARACRUZ ADR program shall be cancelled, as well as the ARACRUZ listing program with the Mercado de Valores Latinoamericanos en Euros – Latibex.

8. Due to the change of VCP’s legal name to Fibria Celulose S.A., the last day in which the VCP shares shall be traded under the ticker symbol “VCPA3” shall also be November 17, 2009. Therefore, as of the trading session of November 18, 2009 the common shares of VCP will be traded under trading name “FIBRIA” and ticker symbol “FIBR3”.

9. The change of VCP’s legal name to Fibria Celulose S.A. shall also be arranged with the NYSE and, therefore, the ADRs of VCP (currently traded on the NYSE under the ticker symbol “VCP”) shall normally trade on the NYSE under the new ticker symbol “FBR” as of November 18, 2009.

10. More information may be obtained at VCP’s Investor Relations Department, located at Alameda Santos, 1.357/9th floor, city of São Paulo, State of São Paulo, or by telephone at (5511) 3301-4131, fax (5511) 3301-4274.

São Paulo, November 12, 2009.

Votorantim Celulose e Papel S.A. Marcos Grodetzky Investor Relations Officer	Aracruz Celulose S.A. Marcos Grodetzky Investor Relations Officer

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Stock Swap Merger, on November 9, 2009, VCP filed an Amendment No. 1 to the Registration Statement on Form F-4 that contains a preliminary prospectus. The preliminary prospectus is not yet final and will be amended. INVESTORS AND SECURITY HOLDERS OF VCP ARE URGED TO READ THESE MATERIALS AND THE DEFINITIVE VERSIONS THEREOF, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT VCP, ARACRUZ AND THE STOCK SWAP MERGER. The preliminary prospectus filed on November 9, 2009, the definitive versions of the prospectus and other relevant materials (when they become available), and any other documents filed by VCP with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. Investors may also request a copy of VCP’s filings at no cost, by writing or calling VCP at the following address: Votorantim Celulose e Papel S.A., Alameda Santos, 1357 – 6th floor, 01419-908 São Paulo, SP, Brazil, Telephone: +55 (11) 3301-4131, Facsimile: +55 (11) 3301-4274.

FORWARD LOOKING STATEMENTS

This communication, and other statements that Votorantim Celulose e Papel S.A. (“VCP”) may make, including statements about the benefits of the Stock Swap Merger may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, with respect to the anticipated financial performance, business prospects and plans of VCP and Aracruz Celulose S.A. (“Aracruz”), and similar matters. Forward-looking statements are typically identified by words or phrases such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” and “potential,” among others. VCP cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and VCP assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance. Factors previously disclosed in VCP’s documents filed with the Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication could cause actual results to differ materially from forward-looking statements or historical performance. VCP’s Annual Report on Form 20-F and VCP’s subsequent reports filed with the SEC, accessible on the SEC’s website at http://www.sec.gov, discuss certain of these factors in more detail and identify additional factors that can affect forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Votorantim Celulose e Papel S.A.

Date: November 12, 2009	By:	/s/ Marcos Grodetzky
	Name:	Marcos Grodetzky
	Title:	Treasury and Investor Relations Officer